UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

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1.	Investment Company Act File Number: 811-22680				Date examination completed: 04/30/2020
2.	State identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement:			Stralem Equity Fund, a series of Ultimus Managers Trust
4.	Address of principal executive office (number, street, city, state, zip code):			225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

Stralem Equity Fund

August 27, 2020

Cohen & Company, Ltd.

1350 Euclid Avenue, Suite 800

Cleveland, Ohio 44115

In connection with your examination of management’s assertion included in the Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Stralem Equity Fund (the “Fund”), a series of Ultimus Managers Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940 as of April 30, 2020, and for the period from October 31, 2019 (the date of our last examination), through April 30, 2020 for the purpose of expressing an opinion that the Fund’s assertion is fairly stated, in all material respects, we confirm, to the best of our knowledge and belief, the following representations made to you during the course of your examination.

1.	We are responsible for the Funds’ compliance with the provisions of Rule 17f-1 of the Investment Company Act of 1940 and for our assertion that the Fund is, to the best of our knowledge, in compliance with the above-mentioned rules for the period from October 31, 2019 through April 30, 2020.

2.	We are responsible for establishing and maintaining effective internal control over compliance.

3.	We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of April 30, 2020, and for the period from October 31, 2019 through April 30, 2020.

4.	We have disclosed to you all known noncompliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of April 30, 2020, and for the period from October 31, 2019 through April 30, 2020, including any noncompliance occurring from April 30, 2020, through the date of this letter.

5.	We have disclosed to you all events subsequent through the date of this letter that would have a material effect on your examination of our assertion.

6.	We have made available to you all records relevant to your examination of our assertion.

7.	We have responded fully to all inquiries made to us by you during the examination.

8.	We intend to distribute your report only to the Board of Trustees, management and the Securities and Exchange Commission.

By:
David R. Carson, Principal Executive Officer

Jennifer L. Leamer, Treasurer

Report of Independent Public Accountant

To the Board of Trustees of

Ultimus Managers Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Stralem Equity Fund (the “Fund”), a series of Ultimus Managers Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of April 30, 2020. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of April 30, 2020, and with respect to agreement of security purchases and sales, for the period from October 31, 2019 (the date of our last examination), through April 30, 2020:

•	Confirmation of all securities held by institutions in book entry form at Pershing LLC (the “Custodian”);
•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;
•	Reconciliation of all such securities to the books and records of the Fund and the Custodian; and
•	Agreement of five security purchases and seven security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management's assertion that Stralem Equity Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of April 30, 2020, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Ultimus Managers Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Cleveland, Ohio

August 27, 2020